
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3233

October 18, 2016

Via E-Mail
Benjamin S. Miller
Chief Executive Officer
Rise Companies Corp.
1519 Connecticut Avenue NW, Suite 200
Washington, D.C. 20036

>   **Re: Rise Companies Corp.**
>   **Amendment No. 1 to**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted September 28, 2016**
>   **CIK No. 0001640967**

Dear Mr. Miller:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

Offering Circular Cover Page

2. Since you do not intend to list your securities on a registered national securities exchange upon qualification, please revise to provide the legend required by Part II(a)(5) of Form 1-A or provide us with a detailed analysis as to why such revision is not necessary.

Offering Circular Summary

Rise Companies Corp., page 3

3. We note your disclosure that as of August 1, 2016, only the Income eREIT and the Growth eREIT had qualified offerings under Regulation A. Please revise your disclosure to reflect each of the eREITs that you have sponsored which currently have qualified offerings under Regulation A.

Management's Discussion and Analysis, page 35

4. We note the revised disclosure that, as of September 2016, you have suspended the Project Dependent Note Program indefinitely. We further note that you derived significant revenue from this program. Please revise to briefly describe the business reasons for the suspension of this program and how this will impact your business going forward.

Security Ownership of Management and Certain Securityholders, page 65

5. We note your response to comment 22. We continue to believe that the Voting Agreement constitutes an agreement by two or more persons for the purpose of acting together to vote your equity securities. Please disclose any beneficial ownership groups created as a result of the Voting Agreement or provide us with a detailed analysis as to why such disclosure is not required. In addition, please file the executed Voting Agreement or advise.

6. We note that Renren Lianhe Holdings owns 66.2% of the Series A Preferred Stock and can therefore control the vote of all holders of Series A Preferred Stock with respect to certain matters that are the subject of the Voting Agreement, including the election of one director to your Board of Directors. Please provide us with a detailed analysis as to why this agreement does not confer beneficial ownership of all outstanding shares of Series A Preferred Stock subject to the Voting Agreement to Renren Lianhe Holdings or revise your disclosure to describe any beneficial ownership conferred upon Renren Lianhe Holdings as a result of the Voting Agreement.

Index to Financial Statements of Rise Companies Corp.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies

New Accounting Standards Not Yet Adopted, page F-16

7. We note your response to prior comment 9 and added disclosure. For certain new accounting standards, it appears that you have disclosed the effective date for non-Emerging Growth Companies. Please revise to disclose when such standards apply to you given your election to use the extended transition period to comply with new and revised accounting standards as permitted under Section 102 of the JOBS Act and when such amendments apply to non-Emerging Growth Companies.

13. Stockholders' Equity, page F-25

8. We note your response to prior comment 26 and added disclosure. Please amend your offering circular to provide footnote disclosure within your audited financial statements disclosing the nature of all of your non-controlling interests in consolidated entities and disclose any redemption provisions for all periods presented. Additionally, please clarify for us and in your filing if the portion of your non-controlling interests that relates to the consolidation of Fundrise Real Estate Investment Trust, LLC is redeemable. To the extent such interests are redeemable, please tell us how you complied with ASC 480-10-S99-3A.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel, Office of Real Estate
and Commodities

cc: Mark Schonberger (Via E-mail)
        Goodwin Procter LLP